SUB-ITEM 77M
Mergers

Nuveen All-American Municipal Bond Fund, a series of Nuveen Municipal Trust
811-07873
333-179361


On April 20, 2012 and on April 25, 2012 the above-referenced fund was the surviving fund in a reorganization. All of the assets of the Nuveen Municipal Bond Fund, a series of Nuveen Municipal Trust, and all of the assets of Nuveen Municipal Bond Fund 2, a series of Nuveen Multistate Trust I, were transferred to the Nuveen All-American Municipal Bond Fund on April 20, 2012. All of the assets of the Nuveen Tax Free Fund, a series of Nuveen Investments Funds, Inc., were transferred to the Nuveen All-American Municipal Bond Fund on April 25, 2012. The circumstances and details of the reorganization are contained in the N-14 filing on February 3, 2012, accession number 0001193125-12-038964, which materials are herein incorporated by reference.